[LETTERHEAD OF MOODY’S CORPORATION]

VIA FACSIMILE AND EDGAR

August 31, 2007

Cheryl L. Grant

Attorney-Advisor

Division of Corporate Finance

United States Securities and Exchange Commission

100 F. Street

Washington, D.C. 20549

Re:	Moody’s Corporation
Definitive Schedule 14A
Filed March 21, 2007
File No. 1-14037

Dear Ms. Grant:

As we discussed on the telephone on August 29, 2007, we have received your correspondence dated August 21, 2007 in which you commented on the Definitive Schedule 14A of Moody’s Corporation (the “Company”) filed on March 21, 2007. While we are in the process of preparing our response, we respectfully request additional time in which to respond due to planned absences and the need to coordinate with the Company’s Governance and Compensation Committee. Accordingly, we expect to provide our response on or before November 16, 2007.

Sincerely,

/s/ Elizabeth M. McCarroll
Elizabeth M. McCarroll Counsel